Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended
Filer: RehabCare Group, Inc.
Subject Company: RehabCare Group, Inc.
Commission File Number: 001-14655
Dear Colleague,
It is my pleasure to bring to you our second edition of “Combining Our Strengths,” which is dedicated to sharing updates and answering your questions as we move forward in joining the two companies together. As expected, the transition with RehabCare and Kindred continues to go smoothly. Thank you for your commitment to your patients and customers, and for your efforts to ensure that they continue to receive the high quality, person-centered care that they rely on from RehabCare.
In my last communication, I encouraged you to share any questions you had about the transition to Patti Williams, Brock Hardaway, Mary Pat Welc or Pat Henry. We received some good questions this week, and moving forward I would also encourage you to submit any questions to any of those four individuals, or the RehabCare “Ask the CEO” email inbox at asktheceo@rehabcare.com.
Keep in mind that as we move forward in the integration to Combine the Strengths of RehabCare and Kindred, this newsletter will respond to those questions that we receive. No matter how small the question, we want to be sure that every question from a RehabCare or Triumph employee is addressed.
Let me take a few moments to respond to the questions we received this week:
Are there any changes in pay and benefits in 2011? Are there going to be pay cuts in 2012?
Your base pay will not be reduced in 2011, and we have no plans to reduce pay going forward. We understand that competitive pay rates are important and our employees are valuable. As we indicated in last week’s Combining Our Strengths, Kindred provides merit increases based on employee performance, which may be discussed during annual evaluations.
I am always interested in training. What is the Kindred philosophy regarding offsite and corporate training? I am at the director level and feel training is essential in the organization and for me professionally.
Our goal is to attract, retain and develop outstanding professionals — in the field and at the corporate (support center) level — and to provide employees with the tools and training which enable you to continue to excel. At Kindred we are committed to training and growth as part of our philosophy. We offer many continued education opportunities — on line and in person — as well as tuition reimbursement for all employees, leadership training and an annual Clinical Impact Symposium. We will be providing more details about training and development opportunities shortly after the close.
Are there outplacement services for the St. Louis employees?
Yes, all employees who require outplacement services will have ready access to such programs. As compared with typical outplacement services, there will be increased assistance for those employees that will not transition forward including a longer support period. Services will also feature one-on-one coaching sessions, access to counselors and direct help with resumes. More information and details will be provided in the coming weeks.
Can you give me more information regarding severance?
Kindred will retain 98.5% of all employees after the close. For those employees that will not transition forward we will honor your current RehabCare severance guidelines.
continued

Is there a way to find out for the Kansas region whether we will be offered United Health or Anthem BCBS? I have heard of difficulties finding in-network providers with UHC in the Wichita, Kansas region.
Every year, we reevaluate our health benefit plans and our network providers, however we require that the availability of in-network providers must be robust in each market. This assures that our employees have ready access to health care services. At Kindred, we have been committed to providing our employees with affordable and flexible benefits programs. As our caregeivers and therapists provide exceptional care for patients and customers each day, we want to be sure you care for yourselves as well.
How will Kindred address outsourcing of pharmacy & rehab in Triumph?
There will be no change in business practices regarding the outsourcing of pharmacy and rehab for 2011. Decisions about how we will proceed after that have not yet been determined.
We are committed to ensuring all of your questions are answered, so please submit any and all questions you may have to asktheceo@rehabcare.com or share it with
Patti Williams (corporate)
at pswilliams@rehabcare.com,
Brock Hardaway (Triumph)
at bhardaway@triumph-healthcare.com,
Mary Pat Welc (HRS)
at mpwelc@rehabcare.com,
or Pat Henry (SRS)
at pmhenry@rehabcare.com.
Thank you for your support and continued patience as we move through this process.
Thanks for all you do!

Benjamin A. Breier
Chief Operating Officer
continued

Please feel free to print this out and post it on your bulletin board.

Additional Information About this Transaction
In connection with the proposed transaction with RehabCare Group, Inc. (“RehabCare”), Kindred Healthcare, Inc. (“Kindred”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a joint proxy statement of Kindred and RehabCare that also constitutes a prospectus of Kindred. Kindred and RehabCare will mail the definitive proxy statement/prospectus to their respective stockholders. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (when available) and other related documents filed by Kindred and RehabCare with the SEC at the SEC’s website at www.sec.gov. The joint proxy statement/ prospectus (when available) and the other documents filed by Kindred and RehabCare with the SEC may also be obtained for free by accessing Kindred’s website at www.kindredhealthcare.com and clicking on the “Investors” link and then clicking on the link for “SEC Filings” or by accessing RehabCare’s website at www.rehabcare.com and clicking on the “Investor Information” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
Kindred, RehabCare and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from their respective stockholders in favor of the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of stockholders in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Kindred’s executive officers and directors in Kindred’s definitive proxy statement filed with the SEC on April 1, 2010. You can find information about RehabCare’s executive officers and directors in its definitive proxy statement filed with the SEC on March 23, 2010. You can obtain free copies of these documents from Kindred or RehabCare, respectively, using the contact information above.
Forward-Looking Statements
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. Kindred and RehabCare caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Kindred and RehabCare, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (a) the receipt of all required licensure and regulatory approvals and the satisfaction of the closing conditions to the acquisition of RehabCare by Kindred, including approval of the pending transaction by the shareholders of the respective companies, and Kindred’s ability to complete the required financing as contemplated by the financing commitment; (b) Kindred’s ability to integrate the operations of the acquired hospitals and rehabilitation services operations and realize the anticipated revenues, economies of scale, cost synergies and productivity gains in connection with the RehabCare acquisition and any other acquisitions that may be undertaken during 2011, as and when planned, including the potential for unanticipated issues, expenses and liabilities associated with those acquisitions and the risk that RehabCare fails to meet its expected financial and operating targets; (c) the potential for diversion of management time and resources in seeking to complete the RehabCare acquisition and integrate its operations; (d) the potential failure to retain key employees of RehabCare; (e) the impact of Kindred’s significantly increased levels of indebtedness as a result of the RehabCare acquisition on Kindred’s funding costs, operating flexibility and ability to fund ongoing operations with additional borrowings, particularly in light of ongoing volatility in the credit and capital markets; (f) the potential for dilution to Kindred stockholders as a result of the RehabCare acquisition; and (g) the ability of the Company to operate pursuant to the terms of its debt obligations, including Kindred’s obligations under financings undertaken to complete the RehabCare acquisition, and the ability of Kindred to operate pursuant to its master lease agreements with Ventas, Inc. (NYSE:VTR). Additional factors that may affect future results are contained in Kindred’s and RehabCare’s filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Many of these factors are beyond the control of Kindred or RehabCare. Kindred and RehabCare disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.